Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
May 12, 2010
PRICING SUPPLEMENT
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
Product Supplement dated April 9, 2009,
Underlying Supplement No. 1 dated January 8, 2010 and
Underlying Supplement No. 2 dated January 11, 2010)

HSBC USA Inc.

Buffered Accelerated Market Participation Securities™ ("AMPS") Linked to the Least Performing Underlying

▸ This pricing supplement relates to:

  - $5,000,000 Buffered AMPS™ linked to the least performing of the S&P 500® Index ("SPX") and the iShares® MSCI EAFE Index Fund ("EFA")

▸ 12-month maturity

▸ 2x exposure to any positive return in the Least Performing Underlying, subject to a Maximum Cap

▸ Protection from the first 20% of any losses in the Least Performing Underlying

The Buffered Accelerated Market Participation Securities™ ("AMPS" or, each a "security" and collectively the "securities") Linked to the Least Performing Underlying offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the principal amount invested due to the credit risk of HSBC USA Inc.

The AMPS will not be listed on any U.S. securities exchange or automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying underlying supplements, product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-12 of this pricing supplement.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page PS-4 of the accompanying product supplement, page S-3 of the accompanying prospectus supplement, page US1-1 of the accompanying underlying supplement no. 1 and page US2-1 of the accompanying underlying supplement no. 2.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per security	$1,000	$2	$998
Total	$5,000,000	$10,000	$4,990,000

[1]HSBC USA Inc. or one of our affiliates may pay varying discounts and commissions of up to 0.20% per $1,000 Principal Amount of securities in connection with the distribution of the securities. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-12 of this pricing supplement.

HSBC

HSBC USA Inc.
Buffered Accelerated Market Participation Securities™ (AMPS)



**Linked to the Least Performing of the S&P 500® Index
and the iShares® MSCI EAFE Index Fund**

All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Buffered Accelerated Market Participation Securities. This offering of securities has the terms described in this pricing supplement and the accompanying product supplement, prospectus supplement, prospectus and underlying supplements. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement, prospectus or underlying supplements, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return is negative, lose up to 80% of your principal.**

This pricing supplement relates to an offering of securities linked to the least performing of the S&P 500® Index and the iShares® MSCI EAFE Index Fund (each an "Underlying" and, together, the "Underlyings"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)[†]
Principal Amount:	$1,000 per security
Reference Asset:	The securities are linked to two Underlyings, one an index and one an index fund, as set forth below:

Underlying	Ticker	Upside Participation Rate	Buffer Value	Maximum Cap	CUSIP/ISIN
The S&P 500® Index	SPX	200%	-20%	13.50%	4042K02B0 / US4042K02B05
The iShares® MSCI EAFE Index Fund	EFA				

Pricing Date:	May 11, 2010
Trade Date:	May 12, 2010
Original Issue Date:	May 17, 2010
Final Valuation Date:	May 12, 2011. The Final Valuation Date is subject to adjustment as described below under the caption "Final Valuation Date and Maturity Date."
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be May 17, 2011. The Maturity Date is subject to adjustment as described below under the caption "Final Valuation Date and Maturity Date."
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Final Settlement Value:	*If the Reference Return is greater than zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:
	(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate)
	(b) $1,000 + ($1,000 × Maximum Cap)
	If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Value, you will receive $1,000 per $1,000 Principal Amount of securities (zero return).
	If the Reference Return is less than the Buffer Value, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:
	$1,000 +[$1,000 × (Reference Return + 20%)]
	Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Value. For example, because the buffer protects the first 20% of loss, if the Reference Return is -30%, you will suffer a 10% loss and receive 90% of the Principal Amount. **If the Reference Return is less than the Buffer Value, you may lose up to 80% of your investment.**
Reference Return:	The Final Return of the Least Performing Underlying.
Final Return:	For each Underlying: $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Least Performing Underlying:	The Underlying with the lowest Final Return.
Initial Value:	With respect to SPX, 1,155.79, and with respect to EFA, $51.55, in each case the Official Closing Value of the respective Underlying on the Pricing Date.
Final Value:	With respect to SPX, the Official Closing Value of such Underlying on the Final Valuation Date. With respect to EFA, the Official Closing Value of such Underlying on the Final Valuation Date, adjusted by the calculation agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying underlying supplement no. 2.
Official Closing Value:	The closing level or closing price, as applicable, of an Underlying on any scheduled trading day as determined by the calculation agent based upon the value displayed on the relevant Bloomberg Professional® service page (with respect to SPX, page "SPX <Index>," and with respect to EFA, "EFA UP <EQUITY>") or, for each Underlying any successor page on Bloomberg Professional® service or any successor service, as applicable.
Form of securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

GENERAL

This pricing supplement relates to an offering of securities linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. Although the offering of securities relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset, the Underlyings comprising the Reference Asset or any component security included in an Underlying or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, the product supplement dated April 9, 2009, underlying supplement no. 1 dated January 8, 2010 and underlying supplement no. 2 dated January 11, 2010. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Accelerated Market Participation Securities. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement, prospectus, or underlying supplements, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, page PS-4 of the product supplement, page S-3 of the prospectus supplement, page US1-1 of underlying supplement no. 1 and page US2-1 of underlying supplement no. 2, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, a product supplement and each underlying supplement) with the US Securities and Exchange Commission ("SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and each underlying supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and underlying supplements if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The underlying supplement no. 1 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410001030/v170879_424b2.htm

▸ The underlying supplement no. 2 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410001371/v171070_424b2.htm

▸ The product supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:

(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate)

(b) $1,000 + ($1,000 × Maximum Cap)

Note that the Reference Return represents the Final Return of the Least Performing Underlying.

If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Value, you will receive $1,000 per $1,000 Principal Amount of securities (zero return).

If the Reference Return is less than the Buffer Value, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 20%)]

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Value. For example, because the buffer protects the first 20% loss, if the Reference Return is -30%, you will suffer a 10% loss and receive 90% of the Principal Amount. **You should be aware that if the Reference Return is less than the Buffer Value, you may lose up to 80% of your investment.**

Interest

The securities will not pay periodic interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Reference Sponsor and Reference Issuer

With respect to SPX, Standard and Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor (the "Reference Sponsor"). With respect to EFA, iShares Inc. is the reference issuer (the "Reference Issuer").

INVESTOR SUITABILITY

The securities may be suitable for you if:

▶ You seek an investment with an enhanced return linked to the potential positive performance of the Least Performing Underlying and you believe the value of the Least Performing Underlying will increase over the term of the securities, but not by more than the Maximum Cap as leveraged by the Upside Participation Rate

▶ You are willing to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than -20%

▶ You are willing to forgo dividends or other distributions paid to holders of stocks comprising an Underlying

▶ You do not seek current income from your investment

▶ You do not seek an investment for which there is an active secondary market

▶ You are willing to hold the securities to maturity

▶ You are comfortable with the creditworthiness of HSBC, as issuer of the securities

The securities may not be suitable for you if:

▶ You believe the Reference Return will be negative or that the Reference Return will not be sufficiently positive to provide you with your desired return

▶ You are unwilling to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below -20%

▶ You seek an investment with a return linked to the Underlying with the highest Final Return

▶ You seek an investment that is 100% principal protected

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating

▶ You prefer to receive the dividends or other distributions paid on any stocks comprising an Underlying

▶ You seek current income from your investment

▶ You seek an investment for which there will be an active secondary market

▶ You are unable or unwilling to hold the securities to maturity

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement, on page PS-4 of the accompanying product supplement, on page US1-1 of underlying supplement no. 1 and on page US2-1 of underlying supplement no. 2. Investing in the securities is not equivalent to investing directly in any of the stocks comprising an Underlying. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplements, product supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, product supplement and underlying supplements including the explanation of risks relating to the securities described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▸ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement;

▸ "— Additional Risks Relating to Certain Notes with More than One Instrument Comprising the Reference Asset" in the prospectus supplement;

▸ "— Additional Risks Relating to Notes Linked to the Performance of Exchange-Traded Funds" in the product supplement;

▸ "— The Notes are Subject to Currency Exchange Risk" in underlying supplement no. 2; and

▸ "— Risks Associated with Foreign Securities Markets" in underlying supplement no. 2.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

You will be exposed to the decline in the Final Value from the Initial Value of the Least Performing Underlying beyond the Buffer Value of -20%. Accordingly, if the Reference Return is less than -20%, your Payment at Maturity will be less than the Principal Amount of your securities. You may lose up to 80% of your investment at maturity if the Reference Return is negative.

The appreciation on the securities is limited by the Maximum Cap.

You will not participate in any appreciation in the value of the Least Performing Underlying (as magnified by the Upside Participation Rate) beyond the Maximum Cap of 13.50%. You will not receive a return on the securities greater than the Maximum Cap.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any partial principal protection provided by the buffer at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

Our affiliate is one of the companies held by EFA

Our affiliate, HSBC Holdings plc, is one of the companies whose stock is held by EFA and is one of the companies that make up the underlying MSCI EAFE® Index. Our affiliate will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the price of EFA and the value of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive periodic interest payments.

Since the securities are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the values of each Underlying.

Since the securities are linked to the performance of more than one Underlying, the securities will be linked to the individual performance of each Underlying. Because the securities are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the prices of the Underlyings to the same degree for each Underlying. For example, in the case of securities linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these securities, the individual performances of each of the Underlyings would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return will depend on the performance of the Least Performing Underlying.

An index fund and its underlying index are different.

The performance of an index fund may not exactly replicate the performance of the respective underlying index, because such index fund will reflect transaction costs and fees that are not included in the calculation of the respective underlying index. It is also possible that an index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the respective underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in such fund or due to other circumstances. An index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to the respective underlying index and in managing cash flows. Your investment is linked to a Reference Asset which consists of one index fund, and therefore any information relating to an underlying index is only relevant to understanding the index that such index fund seeks to replicate.

Changes that affect the Underlyings will affect the market value of the securities and the amount you will receive at maturity.

The policies of the Reference Sponsor or Reference Issuer concerning additions, deletions and substitutions of the constituents comprising the Underlyings and the manner in which the Reference Sponsor or Reference Issuer takes account of certain changes affecting those constituents included in the Underlyings may affect the level of the Underlyings. The policies of the Reference Sponsor or Reference Issuer with respect to the calculation of the Underlyings could also affect the level of the Underlyings. The Reference Sponsor or Reference Issuer may discontinue or suspend calculation or dissemination of the respective Underlyings. Any such actions could affect the value of the securities.

The securities are not insured by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.

While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your securities, the original issue price of the securities includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

Lack of liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" herein, the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the values of the Underlyings relative to their Initial Values. We cannot predict the Final Value of the Least Performing Underlying. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or your return on the securities. With respect to the securities, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in securities for a hypothetical range of performance for the Reference Return from -100% to +100%. The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount security to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples reflect the following:

▸ Principal Amount: $1,000

▸ Initial Value of SPX: 1,155.79

▸ Initial Value of EFA: $51.55

▸ Upside Participation Rate: 200%

▸ Maximum Cap: 13.50%

▸ Buffer Value: -20.00%

The Initial Value for each Underlying was determined on the Pricing Date.

Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Security
100.00%	$1,135.00	13.50%
80.00%	$1,135.00	13.50%
60.00%	$1,135.00	13.50%
40.00%	$1,135.00	13.50%
20.00%	$1,135.00	13.50%
15.00%	$1,135.00	13.50%
10.00%	$1,135.00	13.50%
6.75%	**$1,135.00**	**13.50%**
5.00%	$1,100.00	10.00%
2.00%	$1,040.00	4.00%
1.00%	$1,020.00	2.00%
0.00%	**$1,000.00**	**0.00%**
-1.00%	$1,000.00	0.00%
-2.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-15.00%	$1,000.00	0.00%
-20.00%	**$1,000.00**	**0.00%**
-25.00%	$950.00	-5.00%
-30.00%	$900.00	-10.00%
-40.00%	$800.00	-20.00%
-60.00%	$600.00	-40.00%
-80.00%	$400.00	-60.00%
-100.00%	$200.00	-80.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The value of SPX increases from the Initial Value of 1,155.79 to a Final Value of 1,213.58. The value of EFA increases from the Initial Value of $51.55 to a Final Value of $59.28.

Final Value of SPX:	1,213.58
Final Return of SPX:	5.00%
Final Value of EFA:	$59.28
Final Return of EFA:	15.00%
Reference Return:	5.00%
Final Settlement Value:	**$1,100.00**

Because the Final Return of SPX is less than the Final Return of EFA, SPX is the Least Performing Underlying and the Reference Return is 5.00%. Since the Reference Return multiplied by the Upside Participation Rate is less than the Maximum Cap, the Final Settlement Value would be $1,100.00 per $1,000 Principal Amount of securities calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return} \times \text{Upside Participation Rate})$$

$$= \$1,000 + (\$1,000 \times 5.00\% \times 200\%)$$

$$= \$1,100.00$$

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by 200% when the Reference Return is positive, and when multiplied by the Upside Participation Rate, is equal to or less than the Maximum Cap.

Example 2: The value of SPX increases from the Initial Value of 1,155.79 to a Final Value of 1,386.95. The value of EFA increases from the Initial Value of $51.55 to a Final Value of $56.71.

Final Value of SPX:	1,386.95
Final Return of SPX:	20.00%
Final Value of EFA:	$56.71
Final Return of EFA:	10.00%
Reference Return:	10.00%
Final Settlement Value:	**$1,135.00**

Because the Final Return of EFA is lower than the Final Return of SPX, EFA is the Least Performing Underlying and the Reference Return is 10.00%. Since the Reference Return multiplied by the Upside Participation Rate is greater than the Maximum Cap, the Final Settlement Value would be $1,135.00 per $1,000 Principal Amount of securities calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Maximum Cap})$$

$$= \$1,000 + (\$1,000 \times 13.50\%)$$

$$= \$1,135.00$$

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return is positive and, when multiplied by the Upside Participation Rate, exceeds the Maximum Cap.

Example 3: The value of SPX increases from the Initial Value of 1,155.79 to a Final Value of 1,329.16. The value of EFA decreases from the Initial Value of $51.55 to a Final Value of $46.40.

Final Value of SPX:	1,329.16
Final Return of SPX:	15.00%
Final Value of EFA:	$46.40
Final Return of EFA:	-10.00%
Reference Return:	-10.00%
Final Settlement Value:	**$1,000.00**

Because the Final Return of EFA is lower than the Final Return of SPX, EFA is the Least Performing Underlying, and the Reference Return is -10.00%. Since the Reference Return of -10.00% is less than zero but greater than the Buffer Value, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of securities (a zero return).

Example 4: The value of SPX decreases from the Initial Value of 1,155.79 to a Final Value of 693.47. The value of EFA decreases from the Initial Value of $51.55 to a Final Value of $48.97.

Final Value of SPX:	693.47
Final Return of SPX:	-40.00%
Final Value of EFA:	$48.97
Final Return of EFA:	-5.00%
Reference Return:	-40.00%
Final Settlement Value:	**$800.00**

Because the Final Return of SPX is lower than the Final Return of EFA, SPX is the Least Performing Underlying and the Reference Return is -40.00%. Since the Reference Return of -40.00% is less than the Buffer Value of -20%, the Final Settlement Value would be $800.00 per $1,000 Principal Amount of securities calculated as follows:

$1,000 + [$1,000 × (Reference Return + 20%)]

= $1,000 + [$1,000 × (-40.00% + 20%)]

= $800.00

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the value of the Least Performing Underlying beyond the Buffer Value of -20%. YOU MAY LOSE UP TO 80% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.

INFORMATION RELATING TO THE S&P 500® INDEX ("SPX")

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

Ten main groups of companies comprise the SPX with the approximate percentage of the market capitalization of the SPX included in each group as of May 11, 2010 indicated in parentheses: Information Technology (18.73%), Financials (16.60%), Health Care (11.69%), Consumer Staples (11.16%), Energy (10.91%), Industrials (10.73%), Consumer Discretionary (10.54%), Utilities (3.54%), Materials (3.36%) and Telecommunication Services (2.76%).

For more information about the SPX, see "The S&P 500® Index" on page US1-4 of the accompanying underlying supplement no. 1.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from April 30, 2005 through May 11, 2010. The closing level for the SPX on May 11, 2010 was 1,155.79. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the SPX closing level on the Final Valuation Date.

INFORMATION RELATING TO THE ISHARES® MSCI EAFE INDEX FUND (the "EFA")

The disclosure relating to the EFA contained below relates only to the offering of securities linked to the EFA.

Description of the EFA

The EFA seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE® Index, which is the underlying index of the EFA. As of May 11, 2010, the MSCI EAFE® Index consisted of the following 21 component country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

For more information about the EFA, see "The iShares® MSCI EAFE Index Fund" on page US2-20 of the accompanying underlying supplement no. 2.

Historical Performance of the EFA

The following graph sets forth the historical performance of the EFA based on the monthly historical closing prices from April 30, 2005 through May 11, 2010. The closing price for the EFA on May 11, 2010 was $51.55. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical prices of the EFA should not be taken as an indication of future performance, and no assurance can be given as to the EFA closing price on the Final Valuation Date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2005	3/31/2005	$55.36	$51.14	$52.92
4/1/2005	6/30/2005	$53.92	$51.12	$52.35
7/1/2005	9/30/2005	$58.57	$51.24	$58.09
10/3/2005	12/30/2005	$60.95	$54.58	$59.42
1/3/2006	3/31/2006	$65.52	$60.25	$64.99
4/3/2006	6/30/2006	$70.65	$59.40	$65.35
7/3/2006	9/29/2006	$68.52	$60.94	$67.78
10/2/2006	12/29/2006	$74.66	$67.61	$73.26
1/3/2007	3/30/2007	$77.18	$70.95	$76.27
4/2/2007	6/29/2007	$81.79	$76.05	$80.63
7/2/2007	9/28/2007	$85.50	$67.99	$82.56
10/1/2007	12/31/2007	$86.49	$78.00	$78.50
1/2/2008	3/31/2008	$79.22	$65.63	$71.90
4/1/2008	6/30/2008	$78.76	$68.06	$68.70
7/1/2008	9/30/2008	$68.39	$52.36	$56.30
10/1/2008	12/31/2008	$56.42	$35.53	$44.87
1/2/2009	3/31/2009	$45.61	$31.56	$37.59
4/1/2009	6/30/2009	$49.18	$37.28	$45.81
7/1/2009	9/30/2009	$56.31	$43.49	$54.70
10/1/2009	12/31/2009	$57.66	$52.42	$55.30
1/4/2010	3/31/2010	$58.00	$49.94	$56.00
4/1/2010*	5/11/2010*	$58.08	$47.29	$51.55

As of the date of this pricing supplement available information for the second calendar quarter of 2010 includes data for the period from April 1, 2010 through May 11, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2010. The closing price of EFA on May 11, 2010 was $51.55.

FINAL VALUATION DATE AND MATURITY DATE

If the Final Valuation Date is not a scheduled trading day for any Underlying, then the Final Valuation Date for such Underlying will be the next succeeding day that is a scheduled trading day (as defined in the relevant underlying supplement with respect to each Underlying) for such Underlying. For each Underlying, the calculation agent will determine whether a market disruption event (as defined in the relevant underlying supplement with respect to each Underlying) exists on the Final Valuation Date with respect to such Underlying independent from other Underlyings; therefore a market disruption event may exist for certain Underlyings and not exist for other Underlyings. If a market disruption event exists for an Underlying on the Final Valuation Date, then the Final Valuation Date for such Underlying will be the next scheduled trading day for which there is no market disruption event for such Underlying. If such market disruption event continues for five consecutive scheduled trading days, then that fifth scheduled trading day will nonetheless be the Final Valuation Date for such Underlying, and the Final Value with respect to such Underlying will be determined (1) with respect to an Underlying that is an index, by means of the formula for and method of calculating such index which applied just prior to the market disruption event, using the relevant exchange's traded or quoted price of each stock or other security in such index (or if an event giving rise to a market disruption event has occurred with respect to a stock or other security in such index and is continuing on that fifth scheduled trading day, the calculation agent's good faith estimate of the value for that stock or other security), or (2) with respect to an underlying that is an index fund, by the calculation agent, in its sole discretion, using its estimate of the exchange traded prices for such index fund that would have prevailed but for that market disruption event. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the originally scheduled Final Valuation Date, the determination of such Underlying's Final Value will be made on the originally scheduled Final Valuation Date, irrespective of the existence of a market disruption event with respect to any other Underlying. If the Final Valuation Date for any Underlying included in the relevant Reference Asset is postponed, then the Maturity Date for the relevant Reference Asset will also be postponed to the third business day following the latest of such postponed Final Valuation Dates.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC for distribution to other registered broker dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the offering price set forth on the cover page of this term sheet and will receive underwriting discounts and commissions of up to 0.20%, or $2.00, per $1,000 Principal Amount of securities. HSBC Securities (USA) Inc. may re-allow up to the full amount of the selling concession on sales of such securities by other brokers or dealers.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid forward or other executory contract with respect to the Least Performing Underlying. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat a security as a pre-paid forward or other executory contract with respect to the Least Performing Underlying. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as short-term capital gain or loss.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, an Underlying, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, an Underlying, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Underlyings, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, an Underlying, as the case may be, is or becomes a PFIC or a USRPHC.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

Pricing Supplement

No table of contents entries found.

Underlying Supplement No. 1

Underlying Supplement No. 2

Product Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this pricing supplement, any accompanying underlying supplements, product supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying underlying supplements, product supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying underlying supplements, product supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying underlying supplements, product supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$5,000,000 Buffered Accelerated Market Participation Securities Linked to the Least Performing of the S&P 500® Index and the iShares® MSCI EAFE Index Fund

May 12, 2010

PRICING SUPPLEMENT